Stealth Machine Company

We are manufacturing metal parts 10x more efficiently than anyone else.

STEALTHMACHINE.CO SAN FRANCISCO

hardware   software   technology   infrastructure

immigrant



Gerrit applied to the 2019 Idea Challenge

$100 min   **Commit**

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I love this industry and I know it well. In the ten years I've been a working engineer I've often run into the problem of expensive small manufacturing runs and lengthy and difficult negotiations with machine shops. I'm building the service I've always wanted. I believe this will enable new markets.

Gerrit Coetzee Founder at Stealth Machine Company @ Stealth Machine Company
ADMIN-ONLY: gerrit@gerritcoetzee.com 4236478906

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Why you may want to support us...

1   We are on track to use our machines 10x more efficiently than traditional machine shops.

2   We are on track to use our human labor 10x more efficiently than traditional machine shops.

3   We will be able to inspect every single part that leaves our factory.

4   Customization is free after the initial set-up fee.

5   Once a customer orders a run, they can order any size of that run at no additional cost from us without ever interacting with a person.

6   We think we're the first to approach this problem in this way.

The founder
MAJOR ACCOMPLISHMENTS



Gerrit Coetzee
Founder at Stealth Machine Company
Born in South Africa. Built my first CNC machine at 16 rather than buying a car. 4 mass-produced products in market, one red dot award winner. Engineer in heavy industry, renewable power, consumer goods.


Why people love us

Gerrit knows his stuff. He knows the product space well, and has experience managing projects and engineers. He's incredibly easy to talk to, and I'm confident that he would be great to work with. He's looking to overhaul an outmoded aspect of the machining industry. This money would allow him to focus on setting new industry standards, rather than staying alive.

Jimmy Yue
Investor



Gerrit is easily one of the most talented and creative individuals I know. His projects even as young as 16 we're always adventure and looking to push technology forward. I think you would be a fool not to invest in this man and his future endeavors.
Kyle Tarwater Friend



I've known Gerrit for at least 10 years now. He has the drive to succeed and the experience to make this happen!









Ben Vaughn Friend

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Downloads

Stealth Machine Co 2019 - Wefunder.pdf

Stealth Machine Company Story

I built my first CNC machine at 16 rather than buying a car. I lived in a small town in East Tennessee. I had no idea what a CNC milling machine looked like. I had no idea how one worked. I just knew what it could do and I wanted one. It took me three months of ordering parts, experimenting, and tinkering before I got it to work. Fourteen years later and I still love machines and manufacturing.

My first
CNC
machine.
Me (16)
Location: Family Garage

I've spent ten years working as a hardware engineer in everything from wind turbines to pet cameras. During that time I've learned about all sorts of manufacturing processes. I've spent almost six months in China. I've visited factories all across the world. I've seen every process from metal stamping to standing inside the giant reactors that make common household chemicals.

During this time I've paid attention and asked questions. I also have had more than my share of frustrations with the process. I started to work on alternatives.

My first attempt was a project called Knot and Robo. This was a company centered around the automatic manufacture of furniture. A user could enter the dimensions of their ideal shelf or table, then the machines would manufacture it out of high quality plywood. We made some headway into automating the process, but in the end the market just wasn't large enough.

However, many of the key ideas from that venture would help form Stealth Machine Company. What if we could provide the automatic customization? What if we could eliminate the 7 lean wastes entirely from the machining process? What if we redesigned the process from the ground up to be built around robots rather than the people heavy process it is today.



These questions are the foundation of Stealth Machine Company, and we hope will be the key to a new revolution in manufacturing.

Investor Q&A

− COLLAPSE ALL

What does your company do? ⌄

We sell manufacturing capability as a service. We are building a heavily automated job shop capable of 10x efficiency over the methods commonly used. Companies can replace large portions of their expensive manufacturing operations with us at a huge cost saving.

Where will your company be in 5 years? ⌄

We want to be on a path to have 10% of the 42.3bn machine shop services market.

Why did you choose this idea? ⌄

I love this industry and I know it well. In the ten years I've been a working engineer I've often run into the problem of expensive small manufacturing runs and lengthy and difficult negotiations with machine shops. I'm building the service I've always wanted. I believe this will enable new markets.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ⌄

* More small product companies thanks to new business models such as kickstarter.
* Great free design software such as Fusion360 is capable of more than our manufacturing technology can handle.
* There is a shortage of qualified machinists.
* Automotive and Medical industry demand for machined parts is growing. Customization sells to consumers.
* The foundation technologies our platform is built on are very mature.
* More and more companies want to bring their production back stateside.

What is your proudest accomplishment? ⌄

I have three products in the market today. Petcube Bites won a Red Dot award.

How far along are you? What's your biggest obstacle? ⌄

We are building our MVP which will demonstrate our platform and efficiency by selling customized front panels for electronics business and enthusiasts. We are diligently working to raise money to increase the rate of development.

Who are your competitors? Who is the biggest threat? ⌄

The machine shop services market has a low concentration of businesses, which mean we compete with lots of smaller enterprises. Our biggest threat are companies like Protolabs and 3DEO.

What do you understand that your competitors don't? ⌄

We understand that it will take a fundamental redesign of the entire process, not just improvements on the existing ones.

How will you make money? ⌄

We will sell manufacturing capability to businesses and enterprises. If they need 1000 parts per month we will machine and deliver them. Later we will move away from being a hardware company and sell our technology platform.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

The biggest risk is the same one in any hardware business, improper use of capital. If we fail it will be because we could not communicate our value and then deliver it to customers. To succeed we simply need to deliver value to customers. If we make the worlds most technologically advanced platform but it's not worth anything to our customers then we've failed.

What do you need the most help with? ˅

We need people who are passionate about manufacturing to give us as much good and critical advice as possible!

What would you do with $20,000? How about $100,000? ˅

20,000 would go to building out MVP. With 100,000 we can begin to work on the next generation of our tech.

